UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2010.

☐                      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-13045

A.                         Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE

BOSTON, MASSACHUSETTS 02111

The Iron Mountain

Companies 401(k) Plan

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4–10

SUPPLEMENTAL SCHEDULE	11

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	13

Signatures	14

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Iron Mountain Companies 401(k) Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 29, 2011

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS —
Investments — at fair value:
Mutual funds	$209,465,899	$170,621,977
Pooled separate account — stable value fund	37,543,566	32,718,267
Iron Mountain stock fund	2,961,385	2,314,654
Brokerage account	731,425	824,223

Total investments	250,702,275	206,479,121

Receivables — Notes receivable from participants	9,068,152	8,503,849

Total assets	259,770,427	214,982,970

LIABILITIES — Excess contributions payable	632,880	903,034

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	259,137,547	214,079,936

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	432,932	1,649,661

NET ASSETS AVAILABLE FOR BENEFITS	$259,570,479	$215,729,597

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Investment activity:
Net appreciation in fair value of investments	$21,938,226
Interest and dividend income	3,803,250

Net investment activity	25,741,476

Interest income on notes receivable from participants	436,725

CONTRIBUTIONS:
Participant	26,942,926
Employer	7,888,001
Rollover	1,635,298

Total contributions	36,466,225

Total additions	62,644,426

DEDUCTIONS:
Distributions to participants	(24,505,999)
Administrative expenses	(150,123)

Total deductions	(24,656,122)

NET INCREASE IN NET ASSETS PRIOR TO TRANSFER OF ASSETS	37,988,304

Transfer of assets from the Stratify, Inc. 401(k) Plan and Mimosa Systems, Inc. 401(k) Plan	5,852,578

NET INCREASE IN NET ASSETS	43,840,882

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	215,729,597

End of year	$259,570,479

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.                                                  DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain” or the “Company”), as defined in the Plan document. New York Life Trust Company is the Plan’s trustee and custodian (the “Trustee”). The Plan is administered by the retirement plan committee of the Company, which is appointed by the board of directors of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. During 2010, the Company made biweekly discretionary matching contributions based on the amount of participant contributions as follows: the Company matched 50% of nonhighly compensated employee participant’s contributions up to the first 5% of his or her compensation and 50% of highly compensated employee participant’s contributions up to the first 4% of his or her compensation. At its discretion, the Company may change the amount of the matching contribution it will make.  The Plan allows eligible participants to make catch-up contributions in accordance with and subject to the limitations of IRC Section 414(v).  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a pooled separate account, common stock of the Company, and a self-directed brokerage account as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (the “Iron Mountain Contribution Account”) is based on years of continuous service. A participant becomes fully vested in the event of normal retirement, total and permanent disability, or death while still employed.

Vesting in the Iron Mountain Contribution Account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

Assets merged, with respect to employer contributions, under the Stratify, Inc. 401(k) Plan vest based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	25
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Notes Receivable from Participants — Participants may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed and are fixed over the life of the note. Principal and interest is paid ratably through payroll deductions. The interest rate on loans outstanding at December 31, 2010 ranged from 4.25% to 11.00%.

Payment of Benefits — Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70-1/2 years.  Participants may withdraw, upon substantial financial hardship as defined in the Plan documents, any portion of the balance in their account, which is attributable to the combined credit balance of their participant contribution account, rollover account, and their vested portion of their Iron Mountain Contributions Account. All distributions are subject to the applicable provisions of the Plan agreement.

Forfeited Accounts — Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain Contribution Account. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $365,057 and $265,297, respectively, which will be used to offset future Company contributions. During the year ended December 31, 2010, Company contributions were reduced by $564,711 from nonvested forfeited amounts.

Administrative Expenses — All expenses incurred in operating the Plan may be paid by the Company. Fees not paid by the Company shall be paid by the Plan in accordance with the Plan document.

2.                                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, a brokerage account, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. For the years ended December 31, 2010 and 2009, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, and a self-directed brokerage account. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Iron Mountain common stock is recorded at quoted market price. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. The pooled separate account is a stable value fund and stated at fair value and then adjusted to contract value as described below. Fair value of the pooled separate account is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the pooled separate account is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds, the pooled separate account, and the self-directed brokerage account are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2010 and 2009, there are no amounts allocated to accounts of persons who have elected to withdraw from the Plan that have not yet been paid.

Transfers — The Company approved the mergers of two defined contribution plans sponsored by acquired entities of the Company. During October 2010, transfers into the Plan of $3,503,963 and $2,348,615 were made related to the net assets of the Stratify, Inc. 401(k) Plan and Mimosa Systems, Inc. 401(k) Plan, respectively.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.  Amounts contributed to the Plan from highly compensated employees in excess of the Internal Revenue Service (“IRS”) approved limit were $632,880 and $903,034 in 2010 and 2009, respectively. These amounts are reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and requires such notes receivable be measured at unpaid principal balance plus accrued but unpaid interest rather than fair value.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $9,068,152 and $8,503,849 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.

3.                                                  FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer or the beginning of the reporting period or the end of the reporting period.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	2010
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock:
Services	$2,873,714	$—	$—	$2,873,714
Other	317,419	—	—	317,419

Total common stock	3,191,133	—	—	3,191,133

Mutual funds:
Equity funds	98,785,307	—	—	98,785,307
Index funds	34,779,274	—	—	34,779,274
Income funds	45,012,184	—	—	45,012,184
International funds	18,266,002	—	—	18,266,002
Balanced funds	12,688,719	—	—	12,688,719

Total mutual funds	209,531,486	—	—	209,531,486

Money market funds	—	427,865	—	427,865

Corporate bonds	—	8,225	—	8,225

Pooled separate account	—	37,543,566	—	37,543,566

Total	$212,722,619	$37,979,656	$—	$250,702,275

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	2009
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock:
Services	$2,214,820	$—	$—	$2,214,820
Financial	220,577	—	—	220,577
Other	205,509	—	—	205,509

Total common stock	2,640,906	—	—	2,640,906

Mutual funds:
Equity funds	81,748,899	—	—	81,748,899
Index funds	27,214,712	—	—	27,214,712
Income funds	36,912,899	—	—	36,912,899
International funds	15,347,929	—	—	15,347,929
Balanced funds	9,580,846	—	—	9,580,846

Total mutual funds	170,805,285	—	—	170,805,285

Money market funds	—	289,284	—	289,284

Corporate bonds	—	25,379	—	25,379

Pooled separate account	—	32,718,267	—	32,718,267

Total	$173,446,191	$33,032,930	$—	$206,479,121

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.                                                  INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009

PIMCO Total Return Fund	$45,012,184	$36,912,899
New York Life Stable Value Fund	37,543,566	32,718,267
American Funds The Growth Fund of America	37,404,439	33,216,529
MainStay S&P 500 Index Fund I	34,779,274	27,214,712
Columbia Mid Cap Index Fund	21,372,426	—
Thornburg International Value Fund R5	18,252,544	15,309,999
Van Kampen Growth & Income Fund	16,887,856	14,940,931
T Rowe Price Small Cap Value A	16,236,241	—
Victory Special Value Fund	—	16,898,441

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value as follows:

MainStay S&P 500 Index Fund I	$3,842,173
American Funds The Growth Fund of America	3,720,038
Columbia Mid Cap Index Fund	3,427,487
T Rowe Price Small Cap Value A	3,016,992
PIMCO Total Return Fund	2,082,101
Thornburg International Value Fund R5	2,044,345
Van Kampen Growth & Income Fund	1,674,366
Oakmark Equity and Income Fund	966,588
Davis New York Venture Fund	642,709
Victory Special Value Fund	287,041
Iron Mountain Stock Fund	234,386

Net appreciation in fair value of investments	$21,938,226

5.                                                  STABLE VALUE FUND

The Plan participates in a group annuity contract with New York Life Insurance Company (“New York Life”). New York Life maintains the contributions in a pooled separate account, which is credited with earnings reflective of the investment experience of the pooled separate account’s underlying investments and charged for participant withdrawals and administrative expenses. The contract is recorded in the financial statements at fair value and adjusted to contract value as reported to the Plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contract has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to New York Life. In the event that the contract is terminated by the Trustee or the Plan, without advance notice, a market adjustment penalty will apply. The penalty is formula based but is intended to compensate New York Life for the difference between the contract value and the fair market value of the investments in the pooled separate account. In addition, withdrawals initiated by the Plan sponsor including total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold (10% of the Plan’s investment in the stable value option). Any transfers out of the stable value fund must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing investment option, such as fixed income funds including but not limited to, guaranteed investment contracts, money market funds, or short-term bonds.

Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. New York Life may not terminate the contract at any amount less than contract value.

New York Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with New York Life, but may not be less than 0%. Such interest rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the separate account, adjusted to reflect amortization of any realized gains and losses.

The average yield and average crediting interest rates were approximately 2.40% and 2.91%, respectively, for 2010. The average yield is computed by dividing the annual earnings by the average fair value of the investment contract. The average crediting interest rate represents the average of the beginning of the year and end of the year crediting interest rates of the pooled separate account.

6.                                                  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $150,123 for the year ended December 31, 2010.

At December 31, 2010 and 2009, the Plan held 112,253 and 96,587 shares, respectively, of common stock of Iron Mountain Incorporated, the sponsoring employer, with a fair value of $2,807,448 and $2,198,320, respectively. The fair value of the Iron Mountain Incorporated common stock, combined with nominal cash reserves at each period end represent the Iron Mountain stock fund investment balance reported in the statements of net assets available for benefits at December 31, 2010 and 2009. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain common stock.

7.                                                  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.                                                  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated January 25, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. The FASB issued the new guidance on accounting for uncertainty in income taxes. The Plan adopted new guidance for the year ended December 31, 2010. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for uncertain tax positions has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.  The Company submitted an application for an updated determination letter as of February 1, 2010.

9.                                                  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and 2009, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010, is as follows:

	2010	2009

Net assets available for benefits per the financial statements	$259,570,479	$215,729,597
Less deemed distributions to participants	(16,071)	(9,554)

Total net assets per the Form 5500	$259,554,408	$215,720,043

Increase in net assets prior to transfer of assets per the financial statements	$37,988,304
Less current year deemed distributions to participants	(16,071)
Plus prior year deemed distributions to participants	9,554

Net income per Form 5500	$37,981,787

******

SUPPLEMENTAL SCHEDULE

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

		(c) Description of Investment,
(a) Identity	(b) Identity of Issuer,	Including Maturity Date,
of Party	Borrower, Lessor	Rate of Interest, Par, or		(e) Current
Involved	or Similar Party	Maturity Value	(d) Cost	Value

		Investments — at fair value:
	PIMCO	Total Return Fund	**	$45,012,184
	American Funds	The Growth Fund of America	**	37,404,439
*	New York Life	Stable Value Fund	**	37,543,566
	MainStay	S&P 500 Index Fund I	**	34,779,274
	Columbia	Mid Cap Index Fund	**	21,372,426
	Thornburg	International Value Fund R5	**	18,252,544
	Van Kampen	Growth & Income Fund	**	16,887,856
	T Rowe Price	Small Cap Value A	**	16,236,241
	Oakmark	Equity and Income Fund	**	12,679,323
	Davis	New York Venture Fund	**	6,841,612
*	Iron Mountain	Stock Fund	**	2,961,385
	Brokerage Account		**	731,425

*	Participants	Loans to participants, with interest at rates of 4.25% to 11.00%, repayable through payroll deductions in various amounts through 2029, secured by underlying participant accounts	**	9,068,152

				259,770,427

		Adjustment from fair value to contract value for fully benefit-responsive investment contracts		432,932

		Less deemed distributions to participants		(16,071)

				$260,187,288

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Independent Auditor’s Report.

Exhibit Index

Exhibit 23.1                                                                                    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 29, 2011

	By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer